Exhibit (h)

CERTAIN INFORMATION RELATING TO KFW’S DEBT SECURITIES

The following information relates to certain German income tax consequences of owning the securities described in KfW’s prospectus dated November 5, 2015 and supplements the disclosure under the caption “Federal Republic Taxation—EU Savings Tax Directive” set forth in that prospectus.

On November 10, 2015 the EU Savings Tax Directive was repealed with effect from January 1, 2017 in the case of Austria and with effect from January 1, 2016 in the case of all other EU Member States (subject to ongoing requirements to fulfill administrative obligations such as the reporting and exchange of information relating to, and accounting for withholding taxes on, payments made before the respective effective dates). This action was taken to prevent an overlap between the EU Savings Tax Directive and a new automatic exchange of information regime to be implemented under EU Council Directive 2011/16/EU (as amended by EU Council Directive 2014/107/EU) on administrative cooperation in the field of taxation. Consequently, the EU Member States are also no longer required to apply the new requirements of an EU Council Directive adopted on March 24, 2014, which amended and broadened the scope of the requirements provided by the EU Savings Tax Directive.